UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number: 1-1657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements for the Years Ended December 31, 2009 and 2008	4-17

Supplemental Schedule as of December 31, 2009:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009	18

Signatures	19

Exhibit

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	20

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Amended and Restated Crane Co. Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Stamford, CT

June 28, 2010

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS

INVESTMENTS, AT FAIR VALUE:
Non-participant-directed investments, at fair value:
Investment in Master Trust	$43,379,723	$24,478,366
Participant-directed investments, at fair value:
Investment in Master Trust	15,768,306	9,338,040
Mutual Funds	159,530,020	111,335,883
Money Market Fund	112,395	—
Common Collective Trust	76,706,429	77,127,253
Common Stocks	62,389	59,039
Loan Fund	9,031,070	8,668,477

Total investments	304,590,332	231,007,058

RECEIVABLES:
Company contributions	1,849,217	1,922,340
Employee contributions and loan payments	657,756	646,514

Total receivables	2,506,973	2,568,854

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	307,097,305	233,575,912
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,885,488)	1,317,878

ASSETS AVAILABLE FOR BENEFITS	$305,211,817	$234,893,790

See Notes to Financial Statements

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS:
Contributions:
Employee	$19,162,969	$21,426,404
Company	6,162,181	8,024,767
Rollover contributions	1,344,313	821,688

Total contributions	26,669,463	30,272,859

Investment income (loss):
Interest	3,051,665	2,378,666
Dividends	4,008,237	3,987,841
Net appreciation (depreciation) in fair value of investments	57,225,087	(107,503,808)

Net investment income (loss)	64,284,989	(101,137,301)

Other additions	19,901	—

Total additions (reductions)	90,974,353	(70,864,442)

DEDUCTIONS:
Distributions to participants	(20,597,560)	(30,826,101)
Administrative and other expenses	(58,766)	(1,502,201)

Total deductions	(20,656,326)	(32,328,302)

INCREASE (DECREASE) IN ASSETS	70,318,027	(103,192,744)

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	234,893,790	338,086,534

End of year	$305,211,817	$234,893,790

See Notes to Financial Statements

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

1.	DESCRIPTION OF THE PLAN

The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document and amendments for more complete information and for description of terms used herein.

A.	General The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”) and includes a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Further, a portion of the Plan is invested in Crane Co. common stock, consisting of (a) Company matching contributions (which are non-participant directed), and (b) participants’ deferred savings contributions that participants have elected to invest in the Crane Co. Company Stock Fund, and is qualified as an Employee Stock Ownership Plan, as defined in Section 4975 of the Code. The Master Trust consists solely of the Crane Co. Common Stock Fund. In addition to participant deferral contributions and Company matching contributions on those deferrals, the Plan provides a 2% non-matching Company contribution to certain participants who are not eligible to participate in the Company-sponsored defined benefit pension plan or the ELDEC money purchase pension plan due to freezing of participation in those plans effective January 1, 2006. Effective June 19, 2008, the Plan changed its trustee and recordkeeper from Prudential Retirement Services (“Prudential”) to The Vanguard Group (“Vanguard”), and a Master Trust agreement between Crane Co. and Vanguard (“the Master Trust”) was set up to hold all Crane Co. common stock held by the Plan – see Note 4.

B.	Plan Amendments The Plan was originally effective January 1, 1985. The Plan was most recently amended and restated effective January 1, 2008 (the “2008 Restatement”) to incorporate all prior amendments to the Plan since it was last restated in 2002, as well as to update Plan Administration as follows:

•	Increase the annual deferral limit for non-highly compensated employees from 25% to 75% of compensation;

•	Permit immediate diversification of a participant’s investment in the Crane Co. Common Stock Fund into other investment options;

•	Prohibit participants who take a hardship withdrawal from making any salary deferral contributions to the Plan for a period of 6 months following the withdrawal;

•	Permit in-service withdrawals of rollover monies at any time and for any reason;

•

Provide that changes in elective deferrals, including new enrollments, and investment elections will become effective as soon as administratively practical to reflect electronic administration of plan accounts; and

•	Other technical amendments reflecting recent statutory and regulatory changes

The Plan was most recently amended effective July 1, 2009 to reflect a reduction in the Company’s matching contribution to 25 percent of the first six percent of each participant’s deferred savings.

C.	Administration of the Plan The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

D.	Participation Subject to certain conditions, U.S. employees of Crane Co. and participating Crane Co. subsidiaries whose terms of employment are not subject to a collective bargaining agreement, or are not otherwise, eligible to participate in a separate 401(k) plan of the Company are eligible to participate in the Plan upon completing the enrollment process following their date of hire.

E.	Contributions and Funding Policy Participants may elect to contribute to the Plan from one to seventy-five percent of their annual compensation. The contribution limit for highly compensated employees, defined as those whose earnings equal at least $110,000 ($105,000 in 2008), is limited to ten percent. Participants who have attained age 50 before the close of the Plan year will be eligible to make Catch-Up Contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participant. The Company contributes on a matching basis an amount equal to 25 percent (50 percent in 2008 and through July 1, 2009), of the first six percent of each participant’s deferred savings. Matching contributions are automatically invested in Crane Co. common stock which is part of the Master Trust effective June 19, 2008. In accordance with the Code, participant pretax contributions could not exceed $16,500 and $15,500 in 2009 and 2008, respectively. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

F.	Investments Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, a common collective trust and the Crane Co. Common Stock Fund as investment options for participants.

G.	Expenses Plan administrative expenses that are not otherwise paid out of the Plan assets (except those associated with the Master Trust and the Huttig Stock Fund) are paid by the Company in compliance with the terms of the Plan and Department of Labor guidance. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Master Trust and the Huttig Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

H.	Participant Accounts Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching or other contribution and Plan earnings, and charged with withdrawals and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

I.	Vesting Employee contributions are 100% vested. Vesting for Company contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 year but fewer than 3	40%
3 year but fewer than 4	60%
4 year but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

J.	Forfeited Accounts As of December 31, 2009 and 2008, forfeited non-vested accounts totaled $112,466 and $363,973, respectively. These accounts will be used to reduce future Company contributions. Company contributions were reduced by $563,469 and $687,480 from forfeited non-vested accounts during the years ended December 31, 2009 and 2008, respectively.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

K.	Distributions Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $1,000, the participant may elect to defer the withdrawal until reaching the age of 65. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and used to reduce future Company contributions or for other proper Plan purposes.

L.	Rollover Contributions Rollover contributions from other qualified plans are accepted by the Plan. Rollover contributions represent participant account balances of new employees transferred from other non-company qualified plans.

M.	Participant Loans Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as transfers between investment funds and the Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate as of the date the loan is made, plus two percent. Principal and interest are paid ratably through regular payroll deductions and credited to the participant’s account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.

A.	Basis of Accounting The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

B.	Investment Valuation The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Stable Value Fund and Vanguard Retirement Savings Trust III are common collective trust funds administered by Wells Fargo Bank, and Vanguard, respectively. The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions. The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts that are structured to smooth market gains and losses over time. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the replacement cost, and is based on the wrapper contract fees. The Vanguard Retirement Savings Trust III invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. The investment in Crane Co. common stock and after June 19, 2008, the Master Trust and Huttig Stock Fund are valued at the quoted market price of the respective company’s common stock. The S&P 500 Index Fund is a pooled separate account that was administered by Prudential. As of the conversion to Vanguard on June 19, 2008, there no longer exists a pooled separate account. The units of the pooled separate accounts are stated at fair value as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments. Participant loans are valued at outstanding loan balance, which approximates fair value.

The statements of assets available for benefits presents investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in assets available for benefits is presented on a contract value basis. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

C.	Investment Transactions and Income Recognition Investment transactions are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on each participant’s relative beginning balance.

D.	Payment of Benefits Benefit payments are recorded when paid.

E.	Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

F.	Risks and Uncertainties The Plan utilizes various investment instruments, including mutual funds, common stock funds and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

G.	New Accounting Pronouncements The accounting standards initially adopted in the 2009 and 2008 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — In June 2009, the FASB issued ASC 105-10, Generally Accepted Accounting Principles – Overall (“ASC 105-10”). ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). Rules and interpretive releases of the Securities Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption changed certain disclosure references to U.S. GAAP, but did not have any other impact on the Plan’s net assets available for benefits. References made to FASB guidance throughout this document have been updated for the Codification.

Subsequent Events — In May 2009, the FASB issued ASC Topic 855-10, “Subsequent Events – Overall” (“ASC 855-10”). ASC 855-10 defines the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. ASC 855-10 is effective for interim and annual periods ending after June 15, 2009, and the Company has applied ASC 855-10 effective June 30, 2009.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

3.	INVESTMENTS

The Plan’s investments whose fair value individually represented 5% or more of the Plan’s assets as of December 31, 2009 and 2008:

	December 31, 2009		December 31, 2008
	Shares/Units	Fair Value	Shares/Units	Fair Value
Investment in Master Trust (a)	1,931,692	$59,148,029	1,961,508	$33,816,406
Vanguard 500 Index Fund Investor Shares	162,904	16,725,324	—	—
Eaton Vance Large Cap Value Fund A	1,379,218	23,143,281	1,474,104	21,492,435
American Funds Growth R4 Class	1,009,938	27,379,415	1,001,591	20,352,328
Thornburg International Value Fund	613,348	15,536,107	617,006	11,976,086
Vanguard Target Retirement 2015 Fund	1,752,243	19,817,866	1,682,709	16,067,003
Vanguard Retirement Savings Trust lll (b)	76,706,429	76,706,429	77,127,253	77,127,253

(a)	The Investment in Master Trust consisted of participant- directed investments and non-participant-directed investments of $43,379,723 and $15,768,306, respectively, at December 31, 2009.
(b)	The contract value of the Vanguard Retirement Savings Trust lll amounted to $74,820,941 and $78,445,131 at December 31, 2009 and 2008, respectively.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	2009	2008
Mutual Funds:

Domestic Stock Funds	$20,335,157	$(46,242,389)

International Stock Funds	4,086,711	(10,300,567)

Balanced Funds	4,724,196	(7,528,313)

Bond Funds	69,405	49,403

Common Collective Trust	—	1,625,686

Investment in Master Trust	27,981,501	(40,847,950)

Common Stocks	28,117	(2,949,136)

Pooled Separate Account	—	(1,310,542)

	$57,225,087	$(107,503,808)

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

4.	INTEREST IN MASTER TRUST

On June 19, 2008, the Plan established a Master Trust to hold the Crane Co. Common Stock Fund. This trust account at Vanguard (“Trustee”) consists of an undivided interest in an investment account of the Master Trust, and is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Crane Co. Union Savings and Investment Plan as well as the Eldec Corporation and Interpoint Corporation Retirement Plan with the Plan for investment and administrative purposes. Although assets of these plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the three participating plans. The net assets and investments of the Master Trust at December 31, 2009, are summarized as follows:

2009

Investment in Master Trust - at Fair Value
Crane Co. Common Stock	$60,873,193

Percentage of Total Master Trust related to the Plan	97.2%

Investment income of the Master Trust for the year ending December 31, 2009, is summarized below:

2009
Interest and dividend income, investments	$4,447
Net appreciation in fair value of investments	29,186,148

$29,190,595

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

5.	NON-PARTICIPANT-DIRECTED INVESTMENTS

A portion of the Master Trust is non-participant-directed because it consists of matching contributions from the Company. Information about the net assets and the significant components of the changes in assets relating to this investment were as follows:

	December 31, 2009	December 31, 2008
Assets:
Investment in Master Trust	$43,379,723	$24,478,366

	Year ended December 31, 2009	Year ended December 31, 2008
Changes in assets:
Contributions	4,836,923	3,381,939
Dividends	1,187,564	543,798
Net (depreciation) appreciation	20,025,369	(32,288,756)
Benefits paid to participants	(2,498,429)	(1,291,053)
Transfers to participant-directed investments	(5,375,351)	(3,079,986)

Prior to the inception of the Master Trust on June 19, 2008, the entire balance of Crane Co. Stock Fund was invested in Common Stock. From January 1, 2008 through June 19, 2008, a portion of the Crane Co. Stock Fund was considered a non-participant-directed investment for the Plan. Information about the net assets and the significant components of the changes in assets relating to this investment were as follows:

December 31, 2008
Assets:
Common Stock	$—

Period from January 1, to June 19, 2008
Changes in assets:
Contributions	$3,293,546
Dividends	497,402
Net depreciation	(2,124,774)
Benefits paid to participants	(291,468)
Transfers to participant-directed investments	(2,910,928)

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

6.	STABLE VALUE FUND

The Vanguard Retirement Savings Trust III (the “Fund”) is a collective trust fund sponsored by Vanguard. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distributions to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, such as premature termination of the contracts by the Plan, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

7.	NET ASSET VALUE (“NAV”) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009
Investment	Fair Value	Redemption Frequency	Redemption Notice Period

Vanguard Retirement Savings Trust III	$76,706,429	Immediate	None

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential and Vanguard. Prudential and Vanguard are trustees as defined by the Plan (see Note 1), and, therefore, these transactions qualify as party-in-interest transactions. Balances of these funds at December 31, 2009 and 2008 were $ 142,796,426 and $113,011,200, respectively. These funds earned net investment income (loss) of $12,515,456 and $(8,729,158) for the years ended December 31, 2009 and 2008, respectively. Fees incurred for investment management services, if any, were paid by the Plan.

At December 31, 2009 and 2008, the Plan held 1,931,692 and 1,961,508 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $49,144,174 and $51,839,529, respectively, and fair value of $59,148,029 and $33,816,406, respectively. The shares held by the Plan at December 31, 2009 and 2008 reflect the Plan’s interest in the Master Trust. During the year ended December 31, 2009 and 2008, the Plan recorded investment (loss) income of $ 27,985,691 and $(42,716,922), respectively, related to its investment in the common stock of Crane Co.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

9.	PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions hereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct either (i) Vanguard to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

10.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. Although the Plan has been amended since receiving the determination letter, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

11.	402(g) COMPLIANCE

Certain participant deferrals in 2008 were made in excess of the applicable limitation on the total dollar amount per participant of such deferrals under Section 402(g) of the Internal Revenue Code (IRC). The Company corrected this compliance issue in accordance with the requirements and procedures of the Employee Plans Compliance Resolution System (EPCRS), an amnesty program sponsored by the Internal Revenue Service. The correction involved remitting the excess deferrals (and any earnings on those deferrals) to the affected Participants.

12.	ADP TESTING

Based on preliminary testing, the Plan appears not to have passed the Actual Deferral Percentage (“ADP”) test in 2009. The ADP test is designed to limit the extent to which the elective contributions made on behalf of highly compensated employees may exceed the level of elective contributions made on behalf of non-highly compensated employees. The Company is in the process of completing its testing and the correction of this compliance issue in accordance with the requirements and procedures of the EPCRS. The correction involves remitting a portion of the elective contributions (and any earnings on those contributions) to the affected Participants in an amount sufficient to pass the test.

The Plan did not pass the ADP test in 2008. The Company corrected this compliance issue in a timely manner in accordance with the requirements and procedures of the EPCRS. The correction involved remitting a portion of the elective contributions (and any earnings on those contributions) to the affected Participants in an amount sufficient to pass the test.

Considering the remedial actions taken and to be taken pursuant to the provisions of the Plan document and the IRC, management believes that this compliance issue will not affect the tax-exempt status of the Plan.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

13.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan presents, in the Statement of Changes in Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gain or loss on the sale of investments and the unrealized appreciation or depreciation in the fair value of investments. The Plan classifies its investments into three Levels as presented in the following table. Level 1 refers to unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date. Financial assets valued using Level 1 inputs include Crane Co. common stock and Mutual Funds that are valued at the closing price reported by various stock exchanges. Level 2 refers to inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data. Financial assets valued using Level 2 inputs include The Common Collective Trust. Level 3 refers to unobservable inputs, such as internally-developed pricing models for the asset due to little or no market activity for the asset. As of December 31, 2009, the Plan’s participant loans were categorized as Level 3 investments. Participant loans are valued at cost, which approximates fair value. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

	Fair Value Measurements at December 31, 2009 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:

Domestic Stock Funds	$98,173,493			98,173,493

International Stock Funds	20,534,676			20,534,676

Balanced Funds	32,264,553			32,264,553

Bond Funds	8,557,298			8,557,298

Money market funds	112,395			112,395

Common stock	62,389	—	—	62,389

Common collective trust		76,706,429	—	76,706,429

Loan fund	—	—	9,031,070	9,031,070

Total investments, at fair value	$159,704,804	$76,706,429	$9,031,070	$245,442,303

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan Interest in Master Trust	$59,148,029	$—	$—	$59,148,029

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Loan Fund
Beginning balance, January 1, 2009	$8,668,477
Issuances and settlements, net	362,593

Ending balance, December 31, 2009	$9,031,070

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

	Fair Value Measurements at December 31, 2008 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds

Domestic Stock Funds	$74,858,035			$74,858,035

International Stock Funds	12,728,499			12,728,499

Balanced Funds	21,337,513			21,337,513

Bond Funds	2,411,837			2,411,837

Common collective trust	—	77,127,253	—	77,127,253

Common stock	59,039	—	—	59,039

Loan fund	—	—	8,668,477	8,668,477

Total investments, at fair value	$111,394,923	$77,127,253	$8,668,477	$197,190,653

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Plan Interest in Master Trust	$33,816,405	$—	$—	$33,816,405

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Loan Fund
Beginning balance, January 1, 2008	$8,408,989
Issuances and settlements, net	259,488

Ending balance, December 31, 2008	$8,668,477

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2009 and 2008

14.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Statement of net assets available for benefits:
Assets available for benefits per the financial statements	$305,211,817	$234,893,790

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,885,488	(1,317,878)

Deemed Distributions	(167,142)

Assets available for benefits per the Form 5500, at fair value	$306,930,163	$233,575,912

	2009	2008
Statement of changes in net assets available for benefits:
Increase (decrease) in assets available for benefits per the financial statements	$70,318,027	$(103,192,744)
Less:

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	1,317,878	(1,317,878)

Deemed Distributions	(167,142)

Plus:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	1,885,488	—

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	—	293,836

Increase (decrease) in assets available for benefits per Form 5500	$73,354,250	$(104,216,786)

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2009

( a )	( b )	( c )	( d )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	American Funds Growth Fund Am	Registered Investment Company	**	$27,379,415
	Columbia MC Value Fund Class Z	Registered Investment Company	**	11,601,079
	ColumbiaSmCpValueII	Registered Investment Company	**	439,089
	EatonVanceLgCapVal	Registered Investment Company	**	23,143,281
	Munder:MidCap Sel;Y	Registered Investment Company	**	8,996,803
	Sentinel Small Company Fd Cl A	Registered Investment Company	**	6,456,646
	Thornburg	Registered Investment Company	**	15,536,107
*	Vanguard 500 Index Inv	Registered Investment Company	**	16,725,324
*	Vanguard Mid-Cap Index Fd Inv	Registered Investment Company	**	1,957,972
*	Vanguard Prime Money Mkt	Registered Investment Company	**	112,395
*	Vanguard Sm-Cap Index Inv	Registered Investment Company	**	1,473,886
*	Vanguard Tgt Retirement 2005	Registered Investment Company	**	357,303
*	Vanguard Tgt Retirement 2010	Registered Investment Company	**	1,316,645
*	Vanguard Tgt Retirement 2015	Registered Investment Company	**	19,817,866
*	Vanguard Tgt Retirement 2020	Registered Investment Company	**	2,906,975
*	Vanguard Tgt Retirement 2025	Registered Investment Company	**	2,963,331
*	Vanguard Tgt Retirement 2030	Registered Investment Company	**	1,128,860
*	Vanguard Tgt Retirement 2035	Registered Investment Company	**	1,253,055
*	Vanguard Tgt Retirement 2040	Registered Investment Company	**	891,289
*	Vanguard Tgt Retirement 2045	Registered Investment Company	**	402,753
*	Vanguard Tgt Retirement 2050	Registered Investment Company	**	304,494
*	Vanguard Target Retirement Inc	Registered Investment Company	**	921,982
*	Vanguard Total Bd Mkt Indx Inv	Registered Investment Company	**	8,557,298
*	Vanguard Total Int’l Stock Idx	Registered Investment Company	**	4,998,569
*	Vanguard Retire Svgs Trust III***	Common/Collective Trust	**	76,706,429
	Huttig Co Stock Fund	Company Stock Fund	**	62,389
	Loans to various participants		**
	Loans have interest rates ranging from 5.00% to 11.50% and mature in 2010 through 2025 (1,417 loans outstanding)			9,031,070

				$245,442,303

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Vanguard Retire Svgs Trust III at contract value amounted to $74,820,941 at December 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

/s/ Andrew Krawitt
Andrew Krawitt
On behalf of the Committee

/s/ Augustus I. duPont
Augustus I. duPont On behalf of the Committee